U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

April [3], 2017

VIA EDGAR TRANSMISSION

Ms. Elisabeth Bentzinger
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Snow Capital Small Cap Value Fund (S000030269)
Snow Capital Opportunity Fund (S000011970)

Dear Ms. Bentzinger:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of March 20, 2017 and April 3, 2017, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 602 to its registration statement, filed on behalf of its series, the Snow Capital Small Cap Value Fund and the Snow Capital Opportunity Fund (the “Funds”).  PEA No. 602 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A on February 9, 2017, for the purpose of adding specific disclosure related to variations in Fund sales charge waivers by a financial intermediary and to add certain financial information.  The Trust is filing this PEA No. [606] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s response, your comment is included in bold typeface immediately followed by the Trust’s response.

The Trust’s responses to your comments are as follows:

Prospectus – Shareholder Information – Choosing a Share Class

1.
Staff Comment: The Staff notes that under IM Guidance Update No. 2016-06 (the “Guidance”), in order to use an appendix to present information about sales loads that differ by intermediary, the disclosure must be prominent and include a cross-reference to the appendix.  Please present the applicable disclosure in bold font and as a separate paragraph.  Please also include the cross-reference to the appendix.

Response:  The Trust responds by making the requested revisions.

2.
Staff Comment: The third sentence in the first paragraph under the heading “Choosing a Share Class” states “all variations described in Appendix A are applied by, and the responsibility of, the identified financial intermediary.”  However, the Funds may not disclaim its disclosure.  Rather, all current and accurate sales charge variations must be provided within the Funds’ Prospectus.  Please remove this sentence.

Response:  The Trust responds by making the requested revision.

3.	Staff Comment: To avoid investor confusion, please remove the sentence in the first paragraph that references shares offered through Merrill Lynch-sponsored platforms.

Response:  The Trust responds by making the requested revisions.

4.
Staff Comment: Please delete all disclosure in the Prospectus that directs a shareholder to a financial intermediary to determine whether such financial intermediary offers or has policies and procedures with respect to waivers or discounts.  Appendix A should disclose all waivers or discounts offered through financial intermediaries as of the date of the registration statement.

Response:  The Trust responds by making the requested revisions throughout the Prospectus.

Prospectus – Sales Charge Reductions and Waivers – Initial Sales Charge Waivers

5.
Staff Comment: The Prospectus states “Information about the Funds’ sales charges is available free of charge on the Funds’ website[.]”  Please confirm whether the information regarding sales loads and breakpoints is on the website in a clear and prominent format and whether the information includes hyperlinks to facilitate access to the information required by Items 12 and 23 of Form N-1A.  If not, please state why it does not do so.

Response:  The Trust responds by replacing the last paragraph under the caption “Initial Sales Charge Waivers” with the following disclosure:

“Information about sales charges, including applicable waivers, breakpoints, and discounts to the sales charges, is fully disclosed in this Prospectus, which is available, free of charge, on the Funds’ website at www.snowfunds.com.  The Funds believe that it is very important that an investor fully consider all aspects of their investment and be able to access all relevant information in one location. Therefore, the Funds do not make the sales charge information available to investors on the website independent of the Prospectus. If you would like information about sales charge waivers, call your financial representative or contact the Funds at 877-SNOWFND (877-766-9363).”

Prospectus – Sales Charge Reductions and Waivers – Contingent Deferred Sales Charge Waivers

6.	Staff Comment: In each place in the prospectus, including the appendix, where a sales charge is waived or reduced, please specifically identify all circumstances.

Response:  The Trust responds by revising the disclosure as follows:

Contingent Deferred Sales Charge Waivers:  For Class A shares, a CDSC is imposed on shares purchased at the $1,000,000 breakpoint (as described in “Choosing a Share Class - Sales Charge on Class A Shares,” above) that are redeemed within 12 months of purchase.  For Class C shares, a CDSC is imposed if you redeem your shares within 12 months of purchase.  In the case of a partial redemption, the first shares redeemed are any reinvested shares.  After that, shares are always redeemed on a “first in first out” (“FIFO”) basis.  If the first shares redeemed have been held for longer than 12 months from the date of purchase, then no sales charge is imposed on the redemption.  The sales charge is imposed on a lot by lot basis on the market value or initial purchase price, whichever is lower.  These deferred sales charges may be waived under the following ~~certain~~ circumstances ~~such as~~:

•	death of the shareholder;
•	divorce, where there exists a court decree that requires redemption of the shares;
•	return of IRA excess contributions;
•	shares redeemed by a Fund due to low balance or other reasons;
•	shares redeemed in accordance with the Funds’ Systematic Withdrawal Plan (“SWP”);
•	shares redeemed upon conversion to another share class;
•	redemption of shares held in an advisory account; or

•	redemption of shares that were acquired with reinvested dividends or capital gains.
~~•~~	~~other circumstances under the Adviser’s discretion.~~

A financial intermediary may impose different CDSC waivers. CDSC waiver variations specific to certain financial intermediaries are described in Appendix A to this Prospectus.

Prospectus – Distribution of Fund Shares

7.
Staff Comment:  The Staff notes General Instruction C.3.(a) to Form N-1A requires that information required by Item 12 must be disclosed in one place in the prospectus.  Please move the information under the caption “Distribution and Shareholder Servicing (Rule 12b-1) Plan” to a place in the Prospectus adjacent to the Item 12 information.

Response:  The Trust responds by making the requested revision.

Prospectus – Appendix A

8.
Staff Comment: Please confirm supplementally that all Class A and Class C sales charges (including reductions and waivers) and all financial intermediaries subject to the sales charges have been disclosed in the Funds’ Prospectus or Appendix thereto.

Response:  The Trust supplementally confirms all Class A and Class C sales charges (including reductions and waivers) and all financial intermediaries subject to the sales charges are disclosed in the Funds’ Prospectus or Appendix.

9.
Staff Comment: Please confirm supplementally that the Prospectus will be updated and disseminated on an ongoing basis and at such times as when the Funds receive information regarding changes to sales loads, sales load waivers, or discounts, or when additional financial intermediaries are included in Appendix A or deleted from Appendix A.

Response:  The Trust supplementally confirms it will so update and disseminate the Prospectus on an ongoing basis.

10.	Staff Comment: With respect to the sixth item of the first table, please define “Fund Family” as referenced in the parenthetical.

Response:  The above-referenced item has been revised to read as follows: “Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same Fund (but not any other Fund within the Snow Capital family of funds (the “Fund family”))”.

11.	Staff Comment: Please briefly explain what a “level-load” is.

Response:  The Trust responds by deleting the parenthetical “(i.e. level-load)”.

12.	Staff Comment: Please confirm supplementally that Merrill Lynch imposes a CDSC on reinvested dividends and capital gains or add an additional item to the second table.

Response:  The Trust responds by adding the following item to the second table in Appendix A:

“Shares acquired with reinvested dividends or capital gains”

Statement of Additional Information – Sales Charges; Sales Charge Reductions and Waivers – Initial Sales Charge Waivers

13.
Staff Comment: Please disclose in the Funds’ Prospectus the financial intermediaries who have arrangements with the Distributor to offer certain waivers and discounts referenced in item 5 of the bulleted list or remove the disclosure.

Response:  The Trust responds by revising the disclosure as follows (changes shown in underline).

•
“financial intermediaries who have entered into agreements with the Distributor to offer shares to self-directed investment brokerage accounts that may or may not charge a transaction fee to their customers (see Prospectus Appendix A – Financial Intermediary-Defined Sales Charge Variation Policies for a list of such entities);

14.
Staff Comment: Please delete all disclosure in the Statement of Additional Information that directs a shareholder to a financial intermediary to determine whether such financial intermediary offers or has policies and procedures with respect to waivers or discounts.

Response:  The Trust responds by making the requested revisions.

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers